FOR IMMEDIATE RELEASE:	September 17, 2013	PR 13-19

Atna Reports Positive Metallurgical Studies on Mag Open Pit

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to announce the results of metallurgical test work completed as part of feasibility study on the Mag Open Pit project on the Pinson property in Humboldt County, Nevada. Column leach testing of weakly oxidized to oxidized samples indicated an average 65 percent gold recovery from all ore types at a minus 2 inch crush size over a 60-day leach cycle. Nearly 90 percent of the ultimate recovery was realized in the first 30 days of the leach cycle. These results confirm heap leach recovery achieved from the previous operation.

“The Mag Open pit is a proven gold producer with over 360,000 ounces of historic gold production from 1984 through 1999. The present measured and indicated gold resource totals 982,000 ounces grading 0.039 ounces per ton. The high gold recovery achieved at a course crush size is positive news that justifies advancing feasibility work on the project”, states James Hesketh, President and CEO.

Large diameter core holes (~3.5 inch; PQ-size) were drilled in the Mag pit to capture metallurgical samples. Test work included bottle roll cyanide solubility tests, solution chemistry optimization, and column leach testing as part of the on-going project feasibility work. Testing was completed by McClelland Metallurgical Laboratory in Sparks, Nevada. McClelland has been doing process metallurgical testing for the gold industry for over 25 years in Nevada, having worked with virtually every operating company in the western United States on project metallurgical characterization and optimization studies.

Three column leach composites were selected from the drilled sample materials to evaluate three ore types: 1) Weak to moderately oxidized ore-grade material (Column P-1); 2) visually unoxidized ore-grade material with low preg-borrowing characteristics crushed to 80% passing 2 inch size (Column P-2) and ½ inch size (Column P-5); and 3) Unoxidized ore-grade material with high preg-borrowing characteristics and low bottle roll cyanide solubility (Column P-3). Additionally, a fourth column (P-4 a composite of P-1, P-2, & P-3) was tested which combined the three ore-types to simulate the real leach pad environment where all ore types are stacked on the leach pad and become part of the overall leach column. Details of the column leach testing are displayed in the following table:

Test ID	Composite	Crush Size	Days under leach	% Gold Recovery[1]	Gold Extracted (oz/ton)	Tail Assay (oz/ton)	Calculated Head (oz/ton)	Head Assay (oz/ton)
P-1	Mag-Column-1	-2"	63	61.8%	0.021	0.013	0.034	0.033

P-2	Mag-Column-2	-2"	65	82.4%	0.042	0.009	0.051	0.049
P-5	Mag-Column-2	-1/2"	62	82.0%	0.041	0.009	0.050	0.049

P-3	Mag-Column-3	-2"	64	50.9%	0.029	0.028	0.057	0.045

P-4	Mag-Column-4	-2"	64	65.3%	0.032	0.017	0.049	0.042

P-1,2,3	Average	-2”	64	65.03%	0.031	0.017	0.047	0.042

1 Recovery is based upon Calculated Head and Tails assays.

NaCN consumption was moderate with an average of 2.79 pounds per ton and lime additions were elevated at 17.4 pounds per ton of ore. Lime additions were made specifically to elevate the pH of the leach solution to a 11.5-12.0 to optimize gold recoveries based upon bottle roll testing which yielded, on average, an eight percent increase in gold recovered when compared with conventional leach solution standards at a pH of 10 to 10.5. Elevation of the pH, in the case of the Mag Pit mineralization has the effect of decreasing the preg-borrowing characteristics of the materials allowing for a greater overall gold recovery. Another material result of the testing was the comparison between the -2” crushed column (P-2) with a duplicate sample split crushed to the finer, -1/2” sized material. There was nearly no difference in the ultimate recovery and which indicates the project will not require a tertiary crushing circuit to liberate the gold.

The Mag Open Pit project is located adjacent to Atna’s Pinson Underground Mine site in Humboldt County, Nevada. The Mag project is a Carlin-type gold system located along the southern portion of the Getchell Gold Belt in north-central Nevada. The Company is currently working on feasibility-level studies on the project.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, and has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Mag Open pit project gold recovery, permits and other factors related to achieving forward looking project feasibility. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com